SUPPL

Globex Mining Enterprises Inc.

"At Home in North America"

17,822,674 shares issued and outstanding

Ref.: File no. 82-4025

January 28, 2008

GLOBEX OPTIONS BATEMAN BAY MINE AND GRANDROY MINE COPPER GOLD PROPERTIES

PROCESSED
FEB 13 2008
THOMSON
FINANCIAL

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. ***(GMX Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX)*** is pleased to inform shareholders that it has optioned its Chibougamau area Bateman Bay Mine and Grandroy Mine copper-gold properties to Ressources minières Processor inc.

Under the terms of the Agreement, Processor must pay Globex $1 million and issue to Globex 1.5 million Processor shares over 3 years and spend $10 million on exploration and/or development over 4 years in order to earn 100% interest in the properties. Globex will maintain a 4% Gross Metal Royalty on all mineral production from the properties which is targeted to be achieved in 2009, but under the terms of the Agreement, must be achieved no later than 36 months from the Effective Date of January 24, 2008.

At 48 months after the Effective Date of the Agreement, if the properties are not in production, Processor will begin to pay Globex a $50,000 per year advance royalty.

Processor is a private company which is working towards becoming a listed company. The company plans to build a mill capable of treating gold and polymetallic ores in the Chibougamau area. Processor intends to treat ore from Globex's Bateman Bay and Grandroy properties at this mill.

Processor also intends to explore Globex's properties and undertake drill programs to see if the known copper-gold zones can be increased in size.

The Bateman Bay Mine property has a drill defined copper-gold zone that has been accessed by a shaft and three levels. The Grandroy Mine property was previously mined by an open pit and a spiral decline from the base of the open pit.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

08000590

For further information, contact:

Jack Stoch, P.Geo, Acc.Dir.
President & CEO
GLOBEX MINING ENTERPRISES INC.
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

PRESS RELEASE

Globex Mining Enterprises Inc.
"At Home in North America"
GLOBEX **17,822,674 shares issued and outstanding**

Ref.: File no. 82-4025

January 23, 2008

GLOBEX'S MAGUSI DEPOSIT BULK SAMPLING PERMIT APPLICATION

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX –Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX)** is pleased to report that First Metals Inc. (FMA-TSX) has submitted an application to the Quebec Ministry of Sustainable Development, Environment and Parks and to the Ministry of Natural Resources and Wildlife, to extract a 50,000 tonne bulk sample from the Magusi deposit, located near Rouyn-Noranda, Quebec.

The Magusi deposit is a volcanogenic massive sulphide (VMS) deposit located approximately 1.2 km from the Globex Fabie Bay Royalty Mine which has successfully completed its initial full month of mining, milling and smelting (see Globex Press Release date January 17th, 2008).

A $2.8 million delineation program is underway and will continue through the spring on the main sulphide lenses identified at the Magusi deposit. This 20,000 metre diamond drill program, being carried out with two drills, is designed to provide additional information on the structure of the lenses to the 600 metre level to allow for mine planning. The mineralization found at Magusi occurs from surface to a vertical depth of approximately 700 metres. Micon International Limited prepared an independent NI 43-101 Resource Report in May 2006. This report estimated the following inferred resource at Magusi:

Lens	Tonnes	Zn (%)	Cu (%)	Au (g/t)	Ag (g/t)
Zinc-Rich	1,230,000	7.1	0.4	1.89	29.0
Copper-Rich	838,860	0.3	3.3	0.22	39.1

In terms of contained metals, First Metals Inc. reports that the known lenses represent **71 million lbs of Copper, 197 Million lbs of Zinc, 80,000 ounces of Gold and 2.2 Million ounces of Silver** assuming the sulphide lenses do not extend beyond the presently drilled area and that no new lenses are found in the ongoing drill program.

Magusi Baseline Environmental Studies have been carried out, the road to the site has been constructed and a ramp collar location has been drilled and exposed to bedrock. Hydro electric power has been brought to the property. Metallurgical test work is in progress at SGS Lakefield.

Globex retains a 2% Gross Metal Royalty and a 10% Net Metal Royalty on all production from the Magusi deposit as well as the Fabie Bay deposit.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo, Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.

END